SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

 Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AdCare Health Systems, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

000650W300
(CUSIP Number)

Michael Fox
Park City Capital, LLC
12400 Coit Road, Suite 800
Dallas, Texas 75251
(214) 954-0333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:
George Lee
Lee & Stone, LLP
Republic Center, Suite 2250
325 N. St. Paul Street
Dallas, Texas 75201

July 15, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP 00650W300	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 513,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 513,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 744,750
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 744,750
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 146,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,250
	8	SHARED VOTING POWER 744,750
	9	SOLE DISPOSITIVE POWER 5,250
	10	SHARED DISPOSITIVE POWER 744,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 85,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS A. JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 85,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 85,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 00650W300	13D	Page 10 of 14 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2013, with respect to the Common Stock of AdCare Health Systems, Inc., an Ohio corporation (the “Issuer”).

Item 4.                      Purpose of the Transaction.

Item 4 is amended and supplemented to add the following information for updating as of the date of this Amendment:

On July 15, 2013, on behalf of the Reporting Persons, Michael J. Fox, sent to the Issuer the letter that is attached to this Amendment as Exhibit 4.

Item 7.                      Material to Be Filed as Exhibits

Item 7 is amended and supplemented to add the following information for updating as of the date of this Amendment:

Exhibit 4	Letter from Michael J. Fox to David Tenwick, Chairman of the Board of the Issuer

CUSIP 00650W300	13D	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2013

PARK CITY CAPITAL OFFSHORE MASTER, LTD. By: /s/ Michael J. Fox Michael J. Fox, Director	PARK CITY CAPITAL, LLC By: /s/ Michael J. Fox Michael J. Fox, Manager
PCC SOF GP LLC By: /s/ Michael J. Fox Michael J. Fox, Managing Member	MICHAEL J. FOX By: /s/ Michael J. Fox Michael J. Fox
PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP By: PCC SOF GP LLC, its general partner By: /s/ Michael J. Fox Michael J. Fox, Managing Member	CCM OPPORTUNISTIC PARTNERS, LP By: CCM Opportunistic Partners GP, LP, its general partner By: CCM GP, LLC, its general partner By: /s/ A. John Knapp, Jr. A. John Knapp, Jr. Manager
CCM OPPORTUNISTIC ADVISORS, LLC By: /s/ A. John Knapp, Jr. A. John Knapp, Jr., Manager	A. JOHN KNAPP, JR. By: /s/ A. John Knapp, Jr. A. John Knapp, Jr.

PARK CITY CAPITAL

Exhibit 4
July 15, 2013

Mr. David Tenwick
Chairman of the Board
AdCare Health Systems, Inc
5057 Troy Road
Springfield, Ohio 45502

Dear Dave,

Park City Capital, LLC is a private investment firm based in Dallas, TX.  As you know from prior conversations and our recent 13D filing, investment funds that we manage have acquired a 5.2%1 interest in AdCare Health Systems, Inc. (“AdCare” or the “Company”) bringing our position to 750,000 shares of common stock.  Based on conversations with management and publicly available data, it is our understanding that we are AdCare’s third largest overall shareholder and the largest outside shareholder.  We began acquiring common stock in AdCare in December 2010 and we have consistently added to our position, as we think the shares are significantly undervalued.

We would like to congratulate you for continuing to foster an environment where patient care is at the forefront of everything AdCare does.  We would also like to applaud your foresight in adding Chris Brogdon to the Board of Directors in December 2009, as we think the growth strategy he is leading will drive significant value for shareholders.  In addition, we commend Chris Brogdon for proposing a potential tender and we are anxiously awaiting more details.

For the most part, we think the strategy that the Company is pursuing should drive significant shareholder value.  However, the market has not recognized the expected value, at least partially owing to several self-induced issues that probably could have been avoided or at least handled better.  In addition, we believe the Company’s assets are not earning what they should be earning, and as a result, the market is not recognizing the value.  In addition, we are very disappointed that in light of the subpar stock performance, the Board of Directors has not been more active in its efforts to maximize shareholder value by exploring all strategic alternatives.  So while Park City Capital supports the Company’s strategic vision, we believe the market is not giving the Company credit and we offer our plan to maximize shareholder value.

In this letter we describe how our analysis shows that the Company is worth at least $13 per share.  We believe the Company’s owned real estate could be sold to a REIT and the Company could pay off its debt and have approximately $4 per share in cash to distribute to shareholders.  In addition, we believe that the remaining operating company would be debt free and worth $9 per share.

We believe the Company’s real estate portfolio is worth $4 per share.  According to Levin Associates, in 2012 REITs paid an average of $89,300 per bed for skilled nursing facilities.  Table 1 shows that if the Company’s owned facilities were sold for $90,000 per bed, these assets would generate approximately $239 million.  At December 31, 2012, the Company had total debt of approximately $172 million.  If the Company were to use the proceeds to pay back all of its debt, it would have approximately $90 million ($3.60 per share) to distribute to shareholders in a special one-time dividend.

1 According to the Company’s most recent 10K, as of may 31, 2013 there were 14,504,788 shares outstanding.

12400 Coit Road, Suite 800
Dallas, TX 75251
214.954.0333

PARK CITY CAPITAL

Table 1:  Real Estate Should Generate Net Cash of $3.60 per Share
Owned Beds	2,654
Sales Price Per Bed	$90,000
Proceeds	238,885,245
Debt	148,919,000
Net Cash	89,966,245
Shares	25,000,000
Net Cash Per Share	$3.60
Source:  Company filings and Park City Capital estimates.
Note:  This analysis assumes conversion of convertible notes.

We recognize that the Company does not feel that it has too much debt because the debt is backed by real estate.  However, the market is not giving the Company credit for owning its real estate and is punishing the Company for the amount of debt on its balance sheet.  We believe that selling its real estate to a REIT would allow the Company to generate significant cash and achieve a pristine balance sheet.  In addition, management would have more time to focus on operations as opposed to its debt and debt covenants.

We believe the remaining operating company would be worth $9 per share.  We believe that once the Company becomes current on its financial reporting and is again able to focus on its operations, current management, or perhaps another management team, should easily achieve 13.5% EBITDAR margins by the fourth quarter of 2013, and should achieve double-digit EBITDA margins over time.  Table 2 shows that the Company’s peers earned EBITDAR margins of 13.7% in 2012.  In addition, Table 2 shows that the Company’s peers trade at a mean EV/EBITDAR multiple of 7.2x.

Table 2:  Company Peers Trade at 7.2x EBITDAR
Company	2012 EBITDAR Margin	EV/EBITDAR	2012 EBITDA Margin	EV/EBITDA
Ensign Group	14.3%	8.4x	12.7%	9.5x
Skilled Healthcare	13.2%	6.1x	11.1%	7.2x
Average	13.7%	7.2x	11.9%	8.3x
Source:  Company filings and Park City Capital estimates.

Table 3 illustrates at 7.0x EV/EBITDAR, the operating company would be worth $9 per share assuming a revenue run rate of $230 million and 13.5% EBITDAR margin.

Table 3:  Operating Company Should Trade at $9 per Share
EBITDAR	$31,050,000
EV/EBITDAR	7.0x
Enterprise Value	217,350,000
Cash	17,679,000
Debt	0
Market Value	235,029,000
Shares	25,000,000
Price	$9.40
Source:  Company filings and Park City Capital estimates.
Note:  This analysis assumes conversion of convertible notes.

PARK CITY CAPITAL

In addition to our willingness to help facilitate our proposal, we would gladly accept a seat on the Company’s Board of Directors.  We believe we could add the perspective of the institutional investment community and help raise the Company’s profile within the investment community.  In addition, the Company’s shareholders could benefit from our owner’s perspective.

We urge you to take action and remind you that it’s the Board of Directors’ responsibility to maximize shareholder value.

Best regards,

/s/ Michael Fox

Michael Fox
Founder and CEO
Park City Capital, LLC

cc:	Chris Brogdon
Vice Chairman, Adcare Health Systems, Inc
Boyd Gentry
CEO, Adcare Health Systems, Inc
George Lee
Partner, Lee and Stone, LLP